UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

Veraz Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

923359103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923359103	SCHEDULE 13G	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LMIA Coinvestment LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,563,192
6. Shared Voting Power 0
7. Sole Dispositive Power 2,563,192
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,192
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	6.2%
12.	Type of Reporting Person (See Instructions)	00

Item 1(a). Name of Issuer:

Veraz Networks, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

926 Rock Avenue, Suite 2

San Jose, CA 95131

Item 2(a). Name of Person Filing

LMIA Coinvestment LLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

175 Berkeley Street

Boston, MA 02117

Attn: Private Equity

Item 2(c). Citizenship

Delaware

Item 2(d). Title of Class Securities:

Common Stock

Item 2(e). CUSIP Number:

923359103

Item 3. If this statement is filed pursuant to §§ 240.13(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

                2,563,192

(b)	Percent of class:

                6.2% based on 41,100,459 shares outstanding as of December 31, 2007.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote of to direct the vote 2,563,192

(ii)	Shared power to vote of direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 2,563,192

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control

Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2008
(Date)

/s/ Ronald D. Ulich
(Signature)

Ronald D. Ulich, Vice President
(Name and Title)